Exhibit 10.1

AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT (“Amendment”) to the Employment Agreement dated as of May 31, 2011 (the “Employment Agreement”) by and between The First, a National Banking Association (the “Bank) and M. Ray (Hoppy) Cole, Jr. (the “Executive”), shall be effective as of the 16th day of January, 2020.

1.                   Section 5(c) of the Employment Agreement shall be deleted in its entirety and replaced with the following:

“(c)	Mandatory Reduction of Payments in Certain Events.

(i)       Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment or distribution by Bank to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payments to Executive, a calculation shall be made comparing (X) the net after-tax benefit to Executive of the Payments after payment by Executive of the Excise Tax, to (Y) the net after-tax benefit to Executive if the Payments had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (X) above is less than the amount calculated under (Y) above, then the Payments shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value (as defined below) to actual present value of such Payments as of the date of the Change in Control, as determined by the Determination Firm (as defined in Section 5(c)(ii)) below). For purposes of this Section 5(c), present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 5(c), the “Parachute Value” of a Payment means the present value as of the date of the Change in Control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(b)       All determinations required to be made under this Section 5(c), including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be utilized in arriving at such determinations, shall be made by an accounting firm or compensation consulting firm selected by Bank (the “Determination Firm”) which shall provide detailed supporting calculations both to Bank and Executive within 15 business days after the receipt of notice from Executive that a Payment is due to be made, or such earlier time as is requested by Bank. All fees and expenses of the Determination Firm shall be borne solely by Bank. Any determination by the Determination Firm shall be binding upon Bank and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which Executive was entitled to, but did not receive pursuant to Section 5(c)(i), could have been made without the imposition of the Excise Tax (“Underpayment”), consistent with the calculations required to be made hereunder. In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Bank to or for the benefit of Executive but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

(c)       In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 5(c) shall be of no further force or effect.”

2.                   Section 6 of the Employment Agreement shall be deleted in its entirety and replaced with the following:

“In the event of a termination of Executive's employment for any reason, Executive covenants and agrees that for a period of one (1) year after his termination of employment ("Restricted Period"), not to compete, directly or indirectly, with the Bank or any of its affiliates within fifty (50) miles of any branch or office of the Bank or its affiliates ("Restricted Area"). Such competition shall include, but not be limited to, participating in or investing in banking or consulting services provided to individuals or businesses within the Restricted Area for the Restricted Period. However, nothing in this Agreement shall be constructed in any way to prevent Executive from becoming employed in any such business that is located outside of the Restricted Area, nor should this Agreement be constructed to prevent Executive from becoming employed during the Restricted Period by any business within the Restricted Area that does not compete directly or indirectly with the Bank or any of its affiliates.”

3.                   The following new Section 11 shall be added to the Employment Agreement:

“11.	Code Section 409A.

(a)       General. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither Bank nor its directors, officers, employees, or advisers shall be held liable for any taxes, interest, penalties, or other monetary amounts owed by Executive as a result of the application of Section 409A of the Code.

(b)       Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, such Non-Exempt Deferred Compensation will not be payable or distributable to Executive, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such payment event meet any description or definition of “change in control event” or “separation from service,” as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the vesting of any Non-Exempt Deferred Compensation termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, or the application of a different form of payment, then such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c)       Treatment of Installment Payments. Each payment of termination benefits under this Agreement, including but not limited to Section 6, shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

(d)       Six-Month Delay in Certain Circumstances. Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Executive’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by Bank under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Executive’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Executive’s separation from service (or, if Executive dies during such period, within 30 days after Executive’s death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period. For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder.

(e)       Timing of Reimbursements and In-kind Benefits. If Executive is entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in Executive’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of Executive to reimbursement of expenses under this Agreement shall be subject to liquidation or exchange for another benefit.

(f)       Permitted Acceleration. Bank shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Executive of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).”

4.                   The Employment Agreement, as modified by the terms of this Amendment, shall continue in full force and effect from and after the date of the adoption of this Amendment.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered on the day and year first above written.

The first, a national banking association.

By:	/s/ Donna T. (Dee Dee) Lowery
Name:	Donna T. (Dee Dee) Lowery
Title:	EVP and CFO

EXECUTIVE

/s/ M. Ray (Hoppy) Cole, Jr.
M. Ray (Hoppy) Cole, Jr.